UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: June 20, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Mahindra Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) intimated that the Board of Directors of the Company rescinded the resolution passed for the appointment of Mr. Al-Noor Gulamali Abdulla Ramji as Additional Director of the Company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
Date: June 20, 2011	/s/ G. Jayaraman
	Name:	G. Jayaraman
	Title:	Company Secretary